Exhibit 99.1

ATA Announces Private Equity Firm LHHY to Become a Buyer in ATA Online Transaction

Beijing, China, June 27, 2018 — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of advanced testing technologies and testing-related services in China, today announced that ATA, three of the four management buyers (the “Management Buyers”), holding companies controlled by certain management members of ATA’s subsidiary ATA Online (Beijing) Education Technology Co., Ltd. (“ATA Online”), and certain other parties have entered into a Deed of Assignment (the “Deed”) with Zhuhai Lihonghuaying Equity Investment Partnership (LP) (the “LHHY Buyer”), a China-based entity principally engaged in private equity investments, with respect to the assignment of certain rights and obligations of the Management Buyers under the previously announced share purchase agreement into which ATA, the Management Buyers, and certain other parties entered on February 6, 2018, with respect to the sale of ATA Online (the “Share Purchase Agreement”).

Under the terms of the Deed, the Management Buyers have agreed to assign all their rights and obligations to purchase a total of 15% of the equity interests in ATA Online (the “Assigned Shares”) to the LHHY Buyer, and the LHHY Buyer has agreed to accept the assignment and assumption of all of the terms, conditions, provisions and covenants on the part of the Management Buyers under the Share Purchase Agreement with respect to such Assigned Shares (except certain representations and warranties of the Management Buyers relating to the source of funds and debt financing which are not applicable to the LHHY Buyer), including the obligation to pay the amount of US$30 million as the purchase price for the Assigned Shares at the second closing outlined under the Share Purchase Agreement.

After the Deed takes effect, the LHHY Buyer shall have the right to purchase 15% of the equity interests in ATA Online under the Share Purchase Agreement, and the percentage of the equity interests in ATA Online that the Management Buyers have the right to purchase under the Share Purchase Agreement shall decrease from 22.1% to 7.1%.

As previously announced, the first of the three closings under the Share Purchase Agreement was completed on April 4, 2018. The Company expects the second closing to take place in early third quarter of 2018 with the entire transaction to be completed later in the third quarter of 2018, subject to the completion of related closing conditions.

The Company has also filed a Form 6-K containing additional information about the Deed, which investors may access on the SEC Filings page on ATA’s website or on the U.S. Securities and Exchange Commission website at www.sec.gov.

About ATA Inc.

ATA is a leading provider of advanced testing technologies in China. The Company offers comprehensive services for the creation and delivery of assessments based on its proprietary testing technologies and test delivery platform. ATA’s testing technologies are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, asset management, insurance, and accounting. As of March 31, 2018, ATA’s test center network comprised 3,379 authorized test centers located throughout China. The Company believes that it has the largest test center network of any commercial testing service provider in China.

ATA has delivered approximately 101.5 million billable tests since ATA started operations in 1999. For more information, please visit ATA’s website at www.atai.net.cn.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Amy Tung, Chief Financial Officer	Carolyne Y. Sohn, Senior Associate
+86 10 6518 1122 x5518	415-568-2255
amytung@atai.net.cn	csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com